Cybin Announces Grant of Two Additional Patents in Japan in Support of its DMT Program

- Newly issued patents include protection for injectable formulations and synthesis methods for the preparation of dimethyltryptamine (“DMT”) and deuterated DMT (“dDMT”) -

- Patent protection further strengthens intellectual property portfolio in the 3rd largest pharmaceutical market globally -

- Cybin’s patent portfolio now includes 51 granted patents and over 170 pending applications -

TORONTO, CANADA – February 7, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic-based treatment options, today announced that the Japan Patent (“JP”) Office has granted JP patents 2023-500532 and 2023-533436.

The patents, which are expected to provide exclusivity until at least 2040 and 2041, respectively, include protection for a synthesis method for the preparation of DMT and dDMT and injectable formulations within the Company’s proprietary DMT program in clinical development for the treatment of Generalized Anxiety Disorder (“GAD”).

“The issuance of these patents by the Japan Patent Office serves to further strengthen and broaden our intellectual property portfolio in key global markets, as we advance our clinical programs,” said Doug Drysdale, Chief Executive Officer of Cybin. “Japan is a major pharmaceutical market, and the patents serve as further validation of our research and development efforts to bring improved treatment options globally for a multitude of mental health disorders. Vigorously protecting our proprietary work is a strategic priority for us, and we are delighted that these patents add to our existing U.S. and European patent portfolio and provide protection for our proprietary DMT program in another important region.”

In January, the Company announced that the U.S. Food and Drug Administration cleared its investigational new drug application for CYB004, its proprietary dDMT molecule in development for the treatment of GAD. This clearance allows the Company to proceed with its plans to initiate a Phase 2a study of CYB004 in Q1 2024. The Phase 2a study will be a randomized, double-blind, active-controlled trial to assess the preliminary clinical efficacy, safety, tolerability, pharmacokinetics (“PK”) and pharmacodynamics (“PD”) of CYB004 in participants with GAD.

In January, the Company also announced positive safety, pharmacokinetic and pharmacodynamic data from its Phase 1 studies of CYB004 (intravenous) and SPL028 (intravenous and intramuscular) in healthy volunteers. CYB004 and SPL028 are proprietary deuterated DMT molecules within the Company’s DMT program in development for the treatment of GAD.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to initiate a Phase 2a study of CYB004 in Q1 2024; and the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month periods ended September 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe CA nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com